April 19, 2012

Mr. John Cash

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Submitted via EDGAR Correspondence

RE:	Snap-on Incorporated

Response letter addressing Form 10-K for the fiscal year ended

December 31, 2011, filed February 16, 2012

Commission File No. 1-7724

Dear Mr. Cash:

Set forth in this letter are the responses of Snap-on Incorporated (“Snap-on” or “the company”) to the Staff’s comments in its letter, dated March 26, 2012, regarding the Company’s Form 10-K for the fiscal year ended December 31, 2011. In prior communications with Ms. Armelin, we stated that we would submit our response by no later than April 30, 2012. All responses are cross-referenced to the numbered comments in the Staff’s letter in the order presented. In addition, we have included the text of the comments from that letter.

In responding to the Staff’s letter, we use the terms “we,” “our,” “Snap-on,” or “the company” to refer to Snap-on Incorporated.

On behalf of Snap-on Incorporated, and as requested in your letter, we acknowledge that:

•	Snap-on is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes in disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Snap-on may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

2801 80th Street, Kenosha, Wisconsin 53143	Writer’s Direct Line: 262/656-5137
Secretary’s Line: 262/656-6462
Fax Line: 262/656-5221

Mr. John Cash

United States Securities and Exchange Commission

April 19, 2012

Form 10-K for the fiscal year ended December 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24

Comment 1: We note you have discussed several factors that have impacted your results such as increases in organic sales due to changes in your customer base, volume and geographic concentrations. Please revise future filings to more fully quantify the impact of each factor you identify where practicable. Reference Release #33-8350.

Response:

The company acknowledges the Staff’s comment and confirms that its future filings, including the company’s first quarter 2012 Form 10-Q, will more fully quantify, where practicable, the impact of factors contributing to significant changes in organic sales.

Financial Services, page 31

Comment 2: We note that you have been steadily growing your financial services segment and that in 2011, in addition to doubling your financial services revenue, your expenses in this segment declined as a percentage of revenue from 76.9% in 2010 to 41.4% in 2011. Please explain supplementally the reasons for this significant decline. In future filings, please discuss the expenses of this segment in more detail so that investors can better understand the factors that impact expenses in this segment and whether this decline is a trend that is likely to continue.

Response:

Financial services’ expenses primarily include personnel-related and other general and administrative costs associated with the servicing of both the finance and contract receivables owned by Snap-on in its financial services segment and those owned by Snap-on’s former financial services joint venture partner, CIT Group, Inc. (“CIT”). Financial services’ expenses also include doubtful accounts provisions for the finance and contract receivables owned by Snap-on.

As noted, since the July 2009 termination of the company’s financial services joint venture with CIT, Snap-on has been steadily growing its portfolio of on-book receivables, while the portfolio of receivables owned by CIT continues to wind down. As a consequence, the average portfolio serviced by Snap-on’s financial services segment has grown modestly. As of fiscal 2011, 2010 and 2009 year end, the portfolio of receivables serviced, as well as the average serviced portfolio and financial services’ expenses for both fiscal 2011 and 2010, are as follows:

Mr. John Cash

United States Securities and Exchange Commission

April 19, 2012

(Dollars in millions)	2011	2010	2009
Serviced portfolio:
Snap-on owned	$908.2	$709.6	$385.5
CIT owned	119.5	259.8	590.3
Total serviced portfolio	$1,027.7	$969.4	$975.8

Average serviced portfolio	998.6	972.6
Average Snap-on owned portfolio	808.9	547.6

Financial Services’ Expenses	$51.4	$47.9
As a % of average serviced portfolio	5.1%	4.9%

Financial services’ expenses of $51.4 million in fiscal 2011 and $47.9 million in fiscal 2010 primarily include personnel-related and other general and administrative costs necessary to service the portfolio of receivables owned by both Snap-on and CIT. As a result, financial services’ expenses more closely correlate with the size of the average serviced portfolio, which grew more modestly than Snap-on’s owned revenue. As noted in the table above, and as a percentage of the average serviced portfolio, financial services’ expenses of 5.1% in 2011 increased only slightly from 4.9% in 2010.

The company acknowledges the Staff’s comment and confirms that it will discuss, in its future filings, the expenses of its financial services segment in more detail. The disclosure, as included in the company’s first quarter 2012 Form 10-Q, is as follows:

Financial services’ expenses of $14.1 million and $13.3 million in the first quarters of 2012 and 2011, respectively, primarily include personnel-related and other general and administrative costs necessary to service the portfolio of receivables owned by both Snap-on and CIT (collectively, “the serviced portfolio”). These expenses are generally more dependent on the change in size of the serviced portfolio than they are on the revenue of this segment. Financial services’ expenses also include doubtful accounts provisions for the finance and contract receivables owned by Snap-on. As a percentage of the average serviced portfolio, financial services’ expenses were 1.4% in both the first quarters of 2012 and 2011.

Liquidity and Capital Resources, page 44

Comment 3: Please revise future filings to discuss and quantify any significant cash balances that are held outside the United States and, if applicable, discuss any potential tax implications if those funds are required to be transferred to the United States.

Response:

The company acknowledges the Staff’s comment and confirms that its future filings, including the company’s first quarter 2012 Form 10-Q, will discuss and quantify any significant cash balances that are held outside the United States and, if applicable, discuss any potential tax implications if those funds are required to be transferred to the United States.

Mr. John Cash

United States Securities and Exchange Commission

April 19, 2012

Critical Accounting Policies and Estimates, page 49

Revenue Recognition, page 49

Comment 4: With a view towards future disclosure, please provide us with a specific and comprehensive discussion of your revenue recognition policy for franchise fee revenue, including how amounts are earned. Reference ASC 952.

Response:

The company acknowledges the Staff’s comments and confirms that it will enhance its franchise fee revenue recognition policy disclosure in future filings to include how amounts are earned.

Franchise fee revenue, including nominal, non-refundable initial fees, is recognized upon the granting of a franchise, which is when the company has performed substantially all initial services required by the franchise agreement. Franchise fee revenue also includes ongoing monthly fees (primarily for sales and business training and marketing and product promotion programs) that are recognized as the fees are earned. Franchise fee revenue totaled $8.8 million, $9.0 million and $8.0 million in fiscal 2011, 2010 and 2009, respectively.

Comment 5: We note your disclosure on page eight regarding your “Gateway Program.” With a view towards future disclosure, please provide us with a specific and comprehensive discussion regarding your revenue recognition policy for this program. Please tell us why the franchisees do not meet the standard qualification requirements. In addition, please tell us what consideration you have given to the creditworthiness of these franchisees in determining your revenue recognition policy at the outset of the arrangements as well as in subsequent periods.

Response:

Snap-on offers a franchise option termed the “Gateway Program” to potential U.S. franchisees, including those that do not meet the standard franchise qualification requirements. Gateway Program franchisees have less upfront investment, including a lower initial franchise fee, and are provided an initial base level of consigned inventory (i.e., ownership is not transferred) from Snap-on to assist them in gaining experience and building equity toward the future purchase of a standard franchise. As of 2011 year end, approximately 5% of Snap-on’s vans operated by U.S. franchisees were Gateway Program franchisees.

Mr. John Cash

United States Securities and Exchange Commission

April 19, 2012

Prior to the granting of any franchise, all potential U.S. franchisees are evaluated for credit worthiness, taking into consideration the borrower’s financial condition, collateral, debt-servicing ability, past payment experience, credit bureau information, and other financial and qualitative factors that may affect the potential franchisee’s ability to repay. Items such as these are considered in determining whether a franchisee applicant qualifies as either (i) a standard franchise; or (ii) a Gateway Program franchise. Gateway Program franchisees generally do not meet Snap-on’s thresholds of credit worthiness for a standard franchise as a result of any or all of the factors discussed above.

Due to the limited initial upfront investment and for those franchisees that do not meet the thresholds of credit worthiness discussed above (i.e., collectability is not reasonably assured), Snap-on provides inventory to Gateway Program franchisees on a consigned basis during the period of time the franchisee participates in the Gateway Program; Snap-on recognizes revenue from the sale of the consigned inventory on a cash basis as payments are remitted from the franchisee.

The company acknowledges the Staff’s comments but believes that its current Revenue Recognition disclosures in its Critical Accounting Policies and Estimates are adequate and that all sales recognized by the Snap-on Tools Group, including sales made to Gateway Program franchisees, are covered by the current disclosure.

Comment 6: We note that you enter into arrangements with customers for the lease of your tools, equipment and diagnostics products. We also note that you enter into lease arrangements with your franchisees. With a view towards future disclosure, please provide us with a more specific and comprehensive discussion of your accounting policy for these lease arrangements. Reference to ASC 840-10-25-41 through 69. In addition, please specifically discuss any default covenants within the lease agreements and whether the event of default is objectively determinable. Reference to ASC 840-10-25-14.

Response:

The company acknowledges the Staff’s comments and confirms that it will update its Critical Accounting Policies and Estimates in its future filings, including the company’s first quarter 2012 Form 10-Q, to include a more specific and comprehensive discussion of its accounting policy for lease arrangements.

Snap-on’s contract receivables include extended-term installment loans to a broad base of industrial and other customers worldwide for their purchases of tools, diagnostics and equipment. Contract receivables also include extended-term installment loans to franchisees to meet a number of financing needs, including van and truck leases. As of 2011 year end, Snap-on’s contract receivables of $218.9 million (net of unearned finance charges of $21.2 million) included $103.7 million (net of $18.8 million of unearned finance charges) of direct financing or sales-type leases.

Mr. John Cash

United States Securities and Exchange Commission

April 19, 2012

Lease Arrangements

Financial Services’ leases are accounted for as either direct financing or sales-type leases as (i) they meet at least one of the four criteria listed in ASC 840-10-25-1; (ii) collectability of the minimum lease payments is reasonably assured; and (iii) no important uncertainties surround the amount of unreimbursable costs yet to be incurred by Snap-on under the lease. In addition, for direct financing leases, (i) the lease does not give rise to any manufacturer’s or dealer’s profit (or loss) to Snap-on; (ii) the lease does not meet the criteria for a leveraged lease; and (iii) the carrying amount and fair value of the leased property are the same at lease inception.

The company determines the gross investment in the lease as the present value of the minimum lease payments using the interest rate implicit in the lease, net of amounts, if any, included therein for executor costs to be paid by Snap-on, together with any profit thereon. The difference between the gross investment in the lease and the cost of the leased property is reported as unearned finance charges. Unearned finance charges are amortized to income over the life of the contract, with interest computed on the average daily balance of the underlying contract.

Default Covenants

The following default covenants, which are considered usual and customary, are included in Snap-on’s lease arrangements: (i) a failure to make a payment or any other amount owed within 10 days of its due date; (ii) a breach or failure to perform any other representation, warranty, or agreement in the lease, and failure to cure such breach or failure within 10 days after notice; (iii) a proceeding under any bankruptcy, reorganization, insolvency or receivership law or assignment for benefit of creditors is filed by or against the lessee; (iv) the lessee becomes insolvent or fails generally to pay its debts as they become due, or ceases to do business as a going concern; (v) the property levied is seized, or a bulk sale of lessee’s inventory or assets is about to occur; (vi) the lessee’s financial condition changes such that, in Snap-on’s opinion, the credit risk of a lease transaction with the lessee is increased; and/or (vii) a guarantor of the lease dies or revokes such guaranty or is the subject of any event listed in clauses (iii) or (iv) above.

While the majority of the default covenants listed above are objectively determinable, there is one default covenant that is not objectively determinable. That default covenant (Item (vi) above) occurs when a lessee’s financial condition changes such that, in Snap-on’s opinion, the credit risk of a lease transaction with the lessee is increased. Because Snap-on’s leases either (i) transfer ownership of the property to the lessee at the end of the lease term or (ii) contain a bargain purchase option, the leases satisfy one of the criteria of ASC 840-10-25-1. As a result of the transfer of ownership and/or the bargain purchase option, the failure to meet the “objectively determinable” default condition associated with the minimum lease payments criteria of ASC 840-10-25-1(d) is not relevant and does not preclude Snap-on from classifying its leases as direct financing or sales-type leases.

*****

Mr. John Cash

United States Securities and Exchange Commission

April 19, 2012

Please contact me by phone at (262) 656-5137 or by FAX at (262) 656-5221 if you need further clarification or have further questions.

Sincerely,

/s/ Aldo J. Pagliari

Aldo J. Pagliari

Principal Financial Officer

Chief Financial Officer

Senior Vice President – Finance

Snap-on Incorporated

cc Ms. Patricia Armelin

    Staff Accountant

    Division of Corporation Finance

    United States Securities and Exchange Commission

    Washington, D.C. 20549